UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the "Plan") as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The 5500, Schedule H, Part IV, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
We have served as the Plan's auditor since 2005.

Southfield, Michigan
June 26, 2020

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments, at fair value	$280,325,307	$201,397,011
Receivables
Notes receivable from participants	6,046,279	4,835,056
Other	199	257
Total receivables	6,046,478	4,835,313
Net assets available for benefits	$286,371,785	$206,232,324

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2019	2018
Income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$41,017,387	$(30,109,690)
Interest	165,289	46,648
Dividends	12,655,068	14,505,966
Total investment income (loss)	53,837,744	(15,557,076)
Interest income on notes receivable from participants	334,461	231,434
Other income	186,000	100,069
Contributions:
Participant	25,417,881	21,972,259
Company	9,897,542	7,027,192
Rollovers	11,485,163	9,847,297
Total contributions	46,800,586	38,846,748
Total additions	101,158,791	23,621,175
Deductions:
Participant benefits paid / deemed distributions	20,850,742	17,846,695
Administrative fees	168,588	157,936
Total deductions	21,019,330	18,004,631
Net increase in assets available for benefits	$80,139,461	$5,616,544

Net assets available for benefits:
Beginning of year	$206,232,324	$200,615,780
End of year	$286,371,785	$206,232,324

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 — Description of Plan

        The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

        The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the service eligibility requirements, as defined in the Plan document. Effective January 1, 2020, employees will become eligible to participate in the Plan upon hire.

Contributions

        As defined in the Plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2019 and 2018, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $19,000 and $18,500 for 2019 and 2018. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $6,000 for both years ended December 31, 2019 and 2018. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans.

The Plan was amended as of January 1, 2019, to adjust the non-discretionary matching contribution to an amount equal to 100 percent of the first one percent of qualified earnings contributed, plus 50 percent of the next five percent of qualified earning contributed by the participant to the Plan, subject to the maximum of six percent of the participant's eligible compensation contributed to the Plan. Prior to the effective date of the amendment, matching contributions were 50 percent of qualified earnings contributed to the Plan subject to a maximum of six percent of the participant's eligible compensation. The Company has honored, as part of the bank branch acquisition on November 30, 2018, to allow participants who were part of that acquisition to continue to receive a flat percentage match of 100 percent subject to the maximum of six percent of the participant's eligible compensation contributed to the Plan. The Company made $9,897,542 and $7,027,192 of non-discretionary matching contributions to the Plan in 2019 and 2018, respectively.

The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2019 and 2018. All contributions are invested in accordance with the participant’s directive.

Vesting

        Participants are immediately vested in their voluntary contributions and related earnings. The Plan was amended as of April 29, 2016, to a three-year graded vesting schedule for employer provided contributions which provides 33 percent vesting credit after one year of credited service, 66 percent vesting credit after two years of credited service, and 100 percent vesting credit after three years of credited service for participants who were actively employed as of April 29, 2016 or thereafter. Plan participants whose employment terminated on or before April 28, 2016 are subject to the five-year graded vesting schedule for employer provided contributions and receive 20 percent credit for each year employed by the Company. The Company has honored the agreement to allow participants included in the bank branch acquisition on November 30, 2018 to receive 100 percent vesting on all employer provided contributions.

Participant accounts

        Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of the Plan's earnings based on the participant’s share of net earnings or losses of their respective elected investment options and debited for an allocation of administrative expenses, if not paid from the forfeiture or through the revenue credit program. A participant is entitled to the benefit in the participant’s vested account.

Notes receivable from participants

        Notes receivable from participants ("loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans bear a rate of interest based upon the prime rate at the time the loan is issued, plus 1 percent. A participant may continue to contribute to the Plan while they have an outstanding loan balance. Loans are classified as notes receivable from participants, segregated from plan investments and recorded as unpaid principal balance plus any accrued but unpaid interest. Loans are repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years where the loan was used for the purchase of a primary residence. Payments are applied to the outstanding unpaid principal and accrued interest balance and subsequently reinvested in the investment funds elected for current contributions. Upon default or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

Investment options

        Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their contribution designation daily.

Payment of benefits

        Upon termination of employment, retirement, attainment of age 59-1/2, death or disability, the participant or their beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan in a single lump sum amount equal to the vested amount of their account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship, subject to the Internal Revenue Service regulations.

Forfeitures

        If a participant terminates employment, any non-vested Company provided portion of the participant’s account may be forfeited. Forfeitures occur in the year of distribution of the vested account, or if there is no distribution, after five consecutive one-year breaks in service. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. The unapplied balance of forfeited non-vested accounts was $258,079 and $192,514 at December 31, 2019 and 2018, respectively. During 2019, employer contributions were reduced by $252,749 due to forfeitures. There were no reductions to administrative expenses as a result of forfeitures in 2019. During 2018, administrative expenses were reduced by $78,771 and employer contributions were reduced by $140,395 due to forfeitures.

Administrative expenses

        Administrative expenses include investment management service fees, recordkeeping, legal fees, and audit fees. The Company pays some of the Plan’s administrative expenses while certain investment management fees are deducted directly from investment income. Fees associated with loan distributions, withdrawals and investment transactions are paid by the participants.

Plan termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, subject to provisions of the Internal Revenue Code ("IRC") and Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of termination of the Plan, the net assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which would not be paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in the Company contributions made on the participant's behalf.

Note 2 — Summary of Accounting Policies

        A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

        The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

        Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

        Participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust ("Fidelity") for the Plan (the "Managed Income Portfolio Fund").

        Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

        Participant benefits paid are recorded when they have been approved for payment and distributed by the Plan.

Notes receivable from participants

        Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document. The Plan document states that any scheduled repayment that remains unpaid at the end of the cure period specified in the loan procedures will be considered delinquent, unless a waiver is granted for a participant who is on a leave of absence.

Recent accounting pronouncements

        In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). ASU 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting- Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. Management does not expect ASU 2018-13 to have a material impact on the plan's financial statements.

Reclassifications

For comparability, certain 2018 amounts have been reclassified to conform with classifications adopted in 2019.

Subsequent Events
        On March 27, 2020 the Coronavirus Aid, Relief and Economic Securities ("CARES") Act was enacted and signed into law. Certain provisions of the CARES Act eliminate the need for terminated employees to take a required minimum distribution in calendar year 2020. The CARES Act permits plan sponsors to provide qualified individuals up to an additional year to repay plan loans and allows participants to take qualified distributions of up to $100,000 without penalty and pay associated taxes over a three-year period.
Except as noted above, there are no subsequent events requiring recognition or disclosure based upon management's evaluation through the filing date of this Form 11-K.

Note 3 — Fair Value Measurements
        U.S. GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The hierarchy is based on the transparency of the inputs used in the valuation process with the highest priority given to quoted prices available in active markets and the lowest priority to unobservable inputs where no active market exists, as discussed below.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets in which we can participate as of the measurement date;

Level 2 - Quoted prices for similar instruments in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3 - Unobservable inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2019 and 2018.

        Flagstar Bancorp, Inc. common stock. Valued at the closing price at year-end reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

        Interest-bearing cash. Valued at cost and classified within Level 1 of the valuation hierarchy.

        Mutual funds. All mutual funds held by the plan publish daily net asset value ("NAV") values and are traded in active markets at this per share price and therefore are classified within the Level 1 hierarchy.

        Money market funds. Money market funds are traded in active markets at their NAV per share and are classified within Level 1 of the valuation hierarchy. This fund publishes its daily NAV and transacts at that price. The money market fund is deemed to be actively traded.

        Common collective trust fund. The collective trust fund is valued on the last calendar day of the period. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. When current market prices or quotations are not readily available or reliable, the fund's fair value committee will determine the fair value of the securities in accordance with procedures adopted by the fund’s trustee. This practical expedient is not used when it is probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

        The following table presents the Plan’s investments carried at fair value by valuation hierarchy (as described above):

	December 31, 2019
	Level 1	Investments measured at NAV (1)	Total
Mutual funds	$261,556,007	$—	$261,556,007
Money market funds	9,857,270	—	9,857,270
Flagstar Bancorp, Inc. common stock	5,334,422	—	5,334,422
Interest-bearing cash	153,422	—	153,422
Common collective trust fund	—	3,424,186	3,424,186
Investments, at fair value	$276,901,121	$3,424,186	$280,325,307

	December 31, 2018
	Level 1	Investments measured at NAV (1)	Total
Mutual funds	$185,246,603	$—	$185,246,603
Money market funds	8,182,862	—	8,182,862
Flagstar Bancorp, Inc. common stock	4,613,189	—	4,613,189
Interest-bearing cash	131,961	—	131,961
Common collective trust fund	—	3,222,396	3,222,396
Investments, at fair value	$198,174,615	$3,222,396	$201,397,011
(1)Investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

        The following table summarizes investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund	$3,424,186	N/A	Daily	Up to 12 months

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund	$3,222,396	N/A	Daily	Up to 12 months

Note 4 — Parties-In-Interest and Related Parties

        Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties.

        Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan document, the Company may pay a portion of the administrative fees of the Plan, at its discretion.

        In addition, the Plan trades in the common stock of the Company. The Flagstar stock fund is frozen to additional contributions. The Plan held 139,462 and 174,742 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2019 and 2018, respectively. During 2019, Flagstar Bancorp, Inc. declared and paid $24,926 of common stock dividends to the Plan. During 2018, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.

        At times, the Plan receives revenue credits from Fidelity. A revenue credit is a refund of a portion of the revenue Fidelity and other fund managers have received based on the funds participants have chosen. In situations where revenue credits exceed recordkeeping fees, Fidelity deposits any excess credits, regardless of source, into a plan-level suspense account. The plan administrator, on behalf of the Retirement Plan Committee, can then direct Fidelity to pay qualified plan-level expenses using the revenue credits or allocate unused revenue credits to eligible participants. Revenue credits deposited into a plan-level suspense account are reflected in "other income" on the Statements of Changes in Net Assets Available for Benefits. For the years ended December 31, 2019 and 2018, $186,000 and $100,069, respectively, of excess revenue credits were deposited into a plan-level suspense account and recorded as "other income".

Note 5 — Tax Status
        The Plan utilizes the volume submitter document offered by Fidelity Management Trust Company. Although the Plan itself has not obtained a determination letter from the IRS, the volume submitter plan has received a favorable opinion letter dated March 31, 2014 from the IRS. The Plan has been amended since receiving the opinion letter. The Plan administrator and the Company believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator and the Company believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2019. Therefore, no provision for income taxes is included in the Plan’s financial statements. Participants are generally subject to income taxes when contributions and earnings are distributed as benefits from the Plan.
        U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (tax asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there were no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to the year ended December 31, 2016.

Note 6 — Risks and Uncertainties
        The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
        As of December 31, 2019 and 2018, the Plan had investments of $34,936,903 and $25,389,117, respectively, concentrated in one fund and representing more than 10 percent of total investments.

Note 7 — Reconciliation of Financial Statements to Form 5500

        Reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per financial statements	$286,371,785	$206,232,324
Common collective trust fund adjustment from contract value to fair value	46,166	(34,206)
Net assets available for benefits per Form 5500	$286,417,951	$206,198,118

        Reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500:

	Years Ended
	December 31, 2019	December 31, 2018
Net increase in net assets available for benefits per financial statements	$80,139,461	$5,616,544
Common collective trust fund adjustment from contract value to fair value	80,372	(26,179)
Net income per Form 5500	$80,219,833	$5,590,365

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-2734984 Plan #001
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
Common Stock
*	Flagstar Bancorp, Inc	139,462 shares of Common Stock	**	$5,334,422
Mutual Funds
Large Cap
*	Fidelity	Fidelity Growth Company Fund	**	34,936,903
	Columbia	Columbia Contrarian Core Fund; I2	**	13,121,037
*	Fidelity	Fidelity Contrafund	**	9,297,358
	JP Morgan	JP Morgan Equity Income R6	**	8,303,565
		Total Large Cap		65,658,863
Small Cap
	Victory	Victory RS Small Cap Growth Y	**	6,703,343
*	MFS	MFS New Discovery Value R6	**	4,020,092
	Vanguard	Vanguard Small Cap Index Fund Admiral Shares	**	1,257,692
		Total Small Cap		11,981,127
Mid Cap
*	Fidelity	Fidelity Mid-Cap Stock Fund	**	11,360,524
	Victory	Victory Sycamore Established Value A	**	8,561,158
	Oppenheimer	Oppenheimer International Small-Mid	**	4,575,358
	Vanguard	Vanguard Mid-Cap Index Fund Admiral Shares	**	1,558,585
		Total Mid Cap		26,055,625
Blended
*	Fidelity	Fidelity Freedom K 2030 Fund	**	19,315,453
*	Fidelity	Fidelity 500 Index Fund - Premium Class	**	18,785,692
*	Fidelity	Fidelity Freedom K 2035 Fund	**	18,212,963
*	Fidelity	Fidelity Freedom K 2040 Fund	**	17,657,831
*	Fidelity	Fidelity Freedom K 2025 Fund	**	13,273,110
*	Fidelity	Fidelity Freedom K 2020 Fund	**	11,875,062
*	Fidelity	Fidelity Freedom K 2045 Fund	**	11,181,702
*	Fidelity	Fidelity Freedom K 2050 Fund	**	8,425,267
*	Fidelity	Fidelity Freedom K 2055 Fund	**	4,076,493
*	Fidelity	Fidelity Freedom K 2060 Fund	**	1,839,123
*	Fidelity	Fidelity Freedom K Income Fund	**	1,325,879
*	Fidelity	Fidelity Freedom K 2015 Fund	**	1,067,792
*	Fidelity	Fidelity Freedom K 2010 Fund	**	868,339
*	Fidelity	Fidelity Freedom K 2005 Fund	**	457,421
*	Fidelity	Fidelity Freedom K 2065 Fund	**	3,640
		Total Blended		128,365,767

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	**	2,972,551
	PIMCO	Pimco Real Return Fund Administrative Class	**	842,196
		Total Fixed Income		3,814,747
International
*	Fidelity	Fidelity Diversified International Fund	**	8,833,678
	American Beacon	American Beacon International Equity Fund Investor Class	**	1,422,645
	iShares	iShares MSCI EAFE International Index Fund Class K	**	1,215,334
		Total International		11,471,657
Intermediate-Term Bond
*	Fidelity	Fidelity US Bond Index Fund - Premium Class	**	5,645,125
	Prudential	Prudential Total Return Bond Z	**	5,070,957
		Total Intermediate-Term Bond		10,716,082
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	**	2,642,523

Short Government
	Loomis	Loomis Sayles LTD Term Government & Agency	**	849,616
		Total Mutual Funds		261,556,007
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	**	9,857,270

Interest-bearing Cash
*	Flagstar Bancorp, Inc	Interest-bearing Cash	**	153,422

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	**	3,424,186

		Total Investments		280,325,307
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 10.25% with maturity dates between 2020 and 2038	-0-	6,046,279

				$286,371,586
* Party-in-interest to the Plan
** Participant Directed

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

Dated: June 26, 2020	By:	/s/ Cindy Myers
Cindy Myers
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm